December 5, 2024

Shona Wilson
Chief Financial Officer
enCore Energy Corp.
101 N. Shoreline Blvd., Suite 450
Corpus Christi, Texas 78401

       Re: enCore Energy Corp.
           Form 40-F for Fiscal Year Ended December 31, 2023
           File No. 001-41489
Dear Shona Wilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation